Liberty Energy Corp

2425 Fountain View Drive, Suite 300

Houston, Texas 77057

March 31, 2014

By EDGAR Transmission and by USPS

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

 Liberty Energy Corp.

 Preliminary Information Statement on Schedule 14C

Filed March 5, 2014

File No. 0-54596

Ladies and Gentlemen:

On behalf of Liberty Energy Corp (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated March 21, 2012, providing the Staff’s comments with respect to the above referenced report.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

 General

1. Please revise the information statement to furnish the information required by Item 202 of Regulation S-K with respect to the preferred stock and state whether you have any specific plans, proposals or arrangements to issue any of the shares as preferred stock. Further, if the increase in authorized stock has potential anti-takeover implications, inform holders that management might use the additional preferred shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders. Refer to SEC Release 34-15230.

COMPANY RESPONSE:

Our amended Information Statement includes the information required by Item 202 of

U.S. Securities and Exchange Commission

March 31, 2014

Regulation S-K with respect to the preferred stock and states that the Company does not have any specific plans, proposals or arrangements to issue any of the shares as preferred stock. Further, we have added a section to the disclosure in the Information Statement entitled “Anti-Takeover Effects of the Proposed Amendment” which addressed the matters set forth in SEC Release 34-15230.

2. To the extent you have no current plans for the issuance of preferred stock, please include an affirmative statement to this effect. See Item 11 of Schedule 14A and Item 1 of Schedule 14C.

COMPANY RESPONSE:

Because the Company has no current plans for the issuance of preferred stock, we have included an affirmative statement to this effect as required by Item 11 of Schedule 14A and Item 1 of Schedule 14C.

3. You state that the information statement is being provided to notify your shareholders as of April 30, 2012. However, we note your disclosure that you expect to mail the information statement on or about March 17, 2014. Please advise or revise.

COMPANY RESPONSE:

The April 30, 2012 date was a typographical error and should have read “March 14, 2014”.  This date has been further revised in the amended Information Statement.

Beneficial Ownership

4. Indicate the natural person having beneficial ownership – voting or investment power – of the shares held by Langold Enterprises Limited. See Rule 13d-3 under the Exchange Act.

COMPANY RESPONSE:

We have amended the Information Statement to disclose that David Craven is the beneficial owner of Langold Enterprises Limited.

Please be further advised that the Company acknowledges the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of

U.S. Securities and Exchange Commission

March 31, 2014

the United States

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the Company’s counsel, Robert L. B. Diener, at (310) 396-1691.

Sincerely,

LIBERTY ENERGY CORP

By:

/s/ Arthur Roy

Arthur Roy

President

cc:

Robert L. B. Diener, Esq.